SCHEDULE I

TMC BONDS, LLC
COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-1 OF THE SECURITIES EXCHANGE COMMISSION
DECEMBER 31, 2018

Member's equity	$ 30,637,140
Deductions or charges	
Non allowable assets	
Computer software and hardware	921,908
Office facilities and equipment	2,137,430
Other non-allowable assets	4,189,567
Total non-allowable assets	7,248,905
Net capital before haircuts	23,388,235
Haircut	-
Net capital	$ 23,388,235

See report of independent registered public accounting firm.

SCHEDULE I

TMC BONDS, LLC
COMPUTATION OF NET CAPITAL FOR BROKERS
AND DEALERS PURSUANT TO RULE 15C3-1 OF THE SECURITIES
EXCHANGE COMMISSION
DECEMBER 31, 2018

COMPUTATION OF ALTERNATIVE NET CAPITAL REQUIREMENT

Minimum net capital required - 6 2/3% of total aggregate indebtedness	$ 870,831
Minimum dollar net capital requirement of reporting dealer	$ 250,000
Net capital requirement	$ 870,831
Excess net capital Net capital less net capital requirement	$ 22,517,404
Excess net capital at 1000% Net capital less 10% of aggregate indebtedness	$ 22,081,989

See report of independent registered public accounting firm.

SCHEDULE I

TMC BONDS, LLC
COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-1 OF THE SECURITIES EXCHANGE COMMISSION
DECEMBER 31, 2018

RECONCILIATION OF NET CAPITAL TO SUBMITTED UNAUDITED NET CAPITAL

Net capital per unaudited X-17A-5	$ 23,388,235
Net capital per audited report	$ 23,388,235

See report of independent registered public accounting firm.

SCHEDULE I

TMC BONDS, LLC
COMPUTATION OF NET CAPITAL FOR BROKERS
AND DEALERS PURSUANT TO RULE 15C3-1 OF THE SECURITIES
EXCHANGE COMMISSION
DECEMBER 31, 2018

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness liabilities	
Accounts payable, accrued expenses and other liabilities	$ 13,062,461
Total aggregate indebtedness	$ 13,062,461
Percentage of aggregate indebtedness to net capital	55.85%